Exhibit 99.2

77 King St. W., Suite 4010

P.O. Box 159

Toronto, Ontario

Canada M5K 1H1

GRANITE ANNOUNCES 2021 SECOND QUARTER RESULTS, THE CLOSING OF $198 MILLION

OF ACQUISITIONS AND DEVELOPMENTS, THE APPOINTMENT OF A NEW TRUSTEE, AND

THE ISSUANCE OF ITS 2020 GLOBAL ESG+R REPORT

August 4, 2021, Toronto, Ontario, Canada — Granite Real Estate Investment Trust and Granite REIT Inc. (TSX: GRT.UN; NYSE: GRP.U) (“Granite” or the “Trust”) announced today its combined results for the three and six month periods ended June 30, 2021 and also announced the closing of the acquisitions of three income-producing properties and a development property in the United States at a combined purchase price of $198 million, including committed development costs. Further, Granite announced that it has appointed Ms. Emily Pang to its Board of Trustees and Board of Directors and today released its 2020 Environmental, Social, Governance + Resilience (ESG+R) Report.

SECOND QUARTER 2021 HIGHLIGHTS

Highlights for the three month period ended June 30, 2021, including events subsequent to the quarter, are set out below:

Financial:

•

Granite’s net operating income (“NOI”) was $80.3 million in the second quarter of 2021 compared to $71.2 million in the prior year period, an increase of $9.1 million primarily as a result of acquisition activity beginning in the second quarter of 2020;

•	Same property NOI — cash basis(4) increased by 2.9% for the three month period ended June 30, 2021, excluding the impact of foreign exchange;

•	Funds from operations (“FFO”)(1) was $62.2 million ($0.99 per unit) in the second quarter of 2021 compared to $53.5 million ($0.97 per unit) in the second quarter of 2020;

•	Adjusted funds from operations (“AFFO”)(2) was $60.1 million ($0.96 per unit) in the second quarter of 2021 compared to $51.3 million ($0.93 per unit) in the second quarter of 2020;

•	AFFO payout ratio(3) was 79% for the second quarter of 2021 compared to 78% in the second quarter of 2020;

•

Granite recognized $308.0 million in net fair value gains on investment properties in the second quarter of 2021 driven by lower capitalization rates and terminal capitalization rates and/or higher market rents observed across Granite’s portfolio, but largely attributable to the Greater Toronto Area and U.S.A. The fair value gains on investment properties were partially offset by unrealized foreign exchange losses of $43.0 million resulting from the relative strengthening of the Canadian dollar against the US dollar and the Euro; and

•

Granite’s net income attributable to stapled unitholders increased to $316.9 million in the second quarter of 2021 from $75.7 million in the prior year period primarily due to a $273.5 million increase in net fair value gains on investment properties and a $9.1 million increase in net operating income as noted above, partially offset by a $44.6 million increase in income tax expense.

Investments:

Further to the announcement on June 2, 2021 of acquisitions under contract, the following acquisitions have now closed:

Rock Run Business Park Joliet, Illinois

•

On June 25, 2021, Granite acquired three distribution warehouses located in the Chicago submarket of Joliet, Illinois totaling 1.1 million square feet and were acquired at an in-going yield of 4.8% for $115.6 million (US $94.0 million). The properties are 100% leased to five tenants for a weighted average remaining lease term of 4.1 years. These highly-functional assets have 30’ clear heights, flexible design and distribution characteristics, and are strategically located adjacent to the principal intersection of the I-55 and I-80. Chicago is a critical transportation and distribution hub in the United States, being the only metropolitan area in North America where six Class I railroads converge. In addition, the assets are located less than six miles from the CenterPoint Intermodal Center and the Union Pacific IV facility; and

2120 Logistics Way, Murfreesboro, Tennessee

•

On June 30, 2021, Granite acquired on a forward-funding basis a 0.8 million square foot modern distribution facility to be constructed on 50.8 acres in Murfreesboro, Tennessee. Currently in early-stage development, the property is expected to be completed in the third quarter of 2022 at a total fixed cost (including land) of approximately $82.1 million (US $66.2 million). The state-of-the-art facility will have modern features including cross-dock configuration, 40’ clear height, LED lighting and other sustainable design features. The property has direct access to the I-24, is 26 miles from Nashville International Airport and 31 miles from downtown Nashville. The property is expected to achieve a stabilized development yield of 5.3%.

Operations:

•	On June 30, 2021, Granite disposed of one property located in Weikersdorf, Austria for gross proceeds of $13.2 million (€9.0 million).

Financing:

•

On June 9, 2021, Granite completed an offering of 3,979,000 stapled units at a price of $79.50 per unit for total gross proceeds of $316.3 million, including 519,000 stapled units issued pursuant to the exercise of the over-allotment option granted to the underwriters. The net proceeds received by Granite after deducting the total costs related to the offering were $303.1 million.

GRANITE’S FINANCIAL, OPERATING AND PROPERTY HIGHLIGHTS

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions, except as noted)	2021	2020	2021	2020
Revenue(4)	$94.0	$81.0	$189.9	$159.1
Net operating income (“NOI”)	$80.3	$71.2	$161.9	$139.1
Net income attributable to stapled unitholders	$316.9	$75.7	$547.1	$157.0
Funds from operations (“FFO”)(1)	$62.2	$53.5	$119.4	$110.3
Adjusted funds from operations (“AFFO”)(2)	$60.1	$51.3	$114.9	$106.9
Diluted FFO per stapled unit(1)	$0.99	$0.97	$1.92	$2.02
Diluted AFFO per stapled unit(2)	$0.96	$0.93	$1.85	$1.96
Monthly distributions paid per stapled unit	$0.75	$0.73	$1.50	$1.45
AFFO payout ratio(3)	79%	78%	78%	74%

As at June 30 and December 31,	2021	2020
Fair value of investment properties	$6,396.6	$5,855.6
Cash and cash equivalents	$678.1	$831.3
Total debt	$1,936.0	$2,297.5
Net leverage ratio(5)	20%	25%
Number of income-producing properties	110	108
Gross leasable area (“GLA”), square feet	51.3	49.5
Occupancy, by GLA	99.3%	99.6%
Magna as a percentage of annualized revenue(7)(8)	34%	36%
Magna as a percentage of GLA(8)	26%	27%
Weighted average lease term in years, by GLA	6.0	6.3
Overall capitalization rate(6)	5.1%	5.6%

A more detailed discussion of Granite’s combined financial results for the three and six month periods ended June 30, 2021 and 2020 is contained in Granite’s Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) and the unaudited combined financial statements for those periods and the notes thereto, which are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) and can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s (the “SEC”) Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”), which can be accessed at www.sec.gov.

COVID-19 PANDEMIC UPDATE

Granite continues to monitor developments regarding the COVID-19 pandemic and to ensure the safety of its tenants and staff. While the full impact of the COVID-19 pandemic continues to be difficult to predict, Granite believes at this time that its portfolio and strong liquidity position will allow it to weather the on-going impact of COVID-19.

During the three and six months ended June 30, 2021, there has not been a significant impact on Granite’s operations, assets or liabilities as a result of COVID-19. Throughout the pandemic thus far, Granite has collected 100% of rents due and therefore has not recognized any provisions for uncollected rent at this time. Granite reviewed its future cash flow projections and the valuation of its properties considering the impacts of the COVID-19 pandemic during the six months ended June 30, 2021 and Granite does not expect, at this time, that COVID-19 will have a significant negative impact to the fair value of its investment property portfolio. In addition, there have not been any significant fair value losses on investment properties recorded in the three and six months ended June 30, 2021.

From a liquidity perspective, as at August 4, 2021, Granite has total liquidity of approximately $1.7 billion, including its fully undrawn operating facility which is sufficient to meet its current commitments, development and construction projects. Granite’s nearest debt maturity of $400.0 million does not occur until November 2023 and Granite’s investment property portfolio of approximately $6.4 billion remains fully unencumbered. Granite believes it is well-positioned to weather any short-term negative impacts on its business; however, Granite will continue to evaluate and monitor its liquidity as the situation prolongs.

TRUSTEE APPOINTMENT

Today, Granite appointed Ms. Emily Pang to its Board of Trustees and Board of Directors effective immediately and Ms. Pang was also appointed to Granite’s Audit Committee. Ms. Pang is currently the Chief Operating Officer of the SickKids Foundation and also serves as the Corporate Secretary for its Board. Ms. Pang is a seasoned business executive with a diverse range of experience, including strategy, accounting and taxation, communications and investor relations, human resource matters, data integrity and reporting, as well as governance. She has held roles both in Canada and abroad in the banking, consulting and postal/logistics industries, driving and implementing transformational change in large organizations. Ms. Pang is a CPA CA who earned a Bachelor of Commerce degree from Queen’s University. She is also a graduate of the joint Kellogg-Schulich MBA program and holds the ICD.D designation from the Institute of Corporate Directors. Ms. Pang currently serves on the boards of two not-for-profit organizations: Ontario Nonprofit Network and Quantum Valley Ideas Laboratories.

2020 GLOBAL ENVIRONMENTAL, SOCIAL, GOVERNANCE + RESILIENCE (ESG+R) REPORT

Today, Granite released its 2020 ESG+R report which highlights Granite’s ESG+R program implementation and updates from the 2020 calendar year. A copy of the report can be found on Granite’s website at https://granitereit.com/2020-global-esgr-report/.

CONFERENCE CALL

Granite will hold a conference call on Thursday, August 5, 2021 at 11:00 a.m. (ET). The toll free number to use for this call is 1 (800) 908-8951. For international callers, please call 1 (416) 641-6712.

Please dial in at least 10 minutes prior to the commencement of the call. The conference call will be chaired by Kevan Gorrie, President and Chief Executive Officer. To hear a replay of the scheduled call, please dial 1 (800) 558-5253 (North America) or 1 (416) 626-4100 (international) and enter reservation number 21995711. The replay will be available until Monday, August 16, 2021.

OTHER INFORMATION

Additional property statistics as at June 30, 2021 have been posted to our website at http://www.granitereit.com/propertystatistics/view-property-statistics. Copies of financial data and other publicly filed documents are available through the internet on SEDAR, which can be accessed at www.sedar.com and on EDGAR, which can be accessed at www.sec.gov.

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. Granite owns 118 investment properties representing approximately 51.3 million square feet of leasable area.

For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at (647) 925-7560.

NON-IFRS MEASURES

Readers are cautioned that certain terms used in this press release such as FFO, AFFO, AFFO payout ratio, same property NOI — cash basis, net leverage ratio and any related per unit amounts used by management to measure, compare and explain the operating results and financial performance of the Trust do not have standardized meanings prescribed under International Financial Reporting Standards (“IFRS”) and, therefore, should not be construed as alternatives to net income, cash provided by operating activities or any other measure calculated in accordance with IFRS. Additionally, because these terms do not have a standardized meaning prescribed by IFRS, they may not be comparable to similarly titled measures presented by other publicly traded entities.

(1)

FFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, deferred income taxes and certain other items, net of non-controlling interests in such items. The Trust’s determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada (“REALPAC”) White Paper on Funds From Operations & Adjusted Funds From Operations for IFRS dated February 2019 and as subsequently amended (“White Paper”). Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see below). FFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

(2)

AFFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income attributable to stapled unitholders including all adjustments used to calculate FFO and further adjusts for actual maintenance capital expenditures that are required to sustain

Granite’s productive capacity, leasing costs such as leasing commissions and tenant allowances incurred and non-cash straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust’s determination of AFFO follows the definition prescribed by REALPAC’s White Paper. Granite considers AFFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to stapled unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable IFRS measure (see below). AFFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

		Three Months Ended June 30,		Six Months Ended June 30,
(in millions, except per unit amounts)		2021	2020	2021	2020
Net income attributable to stapled unitholders		$316.9	$75.7	$547.1	$157.0
Add (deduct):
Fair value gains on investment properties, net		(308.0)	(34.5)	(517.5)	(70.5)
Fair value losses on financial instruments		0.2	3.9	0.5	5.8
Loss on sale of investment properties		0.4	—	0.6	—
Current income tax expense associated with the sale of an investment property		2.3	—	2.3	—
Deferred income tax expense		49.8	7.4	85.7	17.7
Fair value remeasurement expense relating to the Executive Deferred Stapled Unit Plan		0.6	1.0	0.6	0.2
Non-controlling interests relating to the above		—	—	0.1	0.1
FFO(1)	[A]	$62.2	$53.5	$119.4	$110.3
Add (deduct):
Maintenance or improvement capital expenditures incurred		(1.4)	(1.9)	(1.9)	(3.0)
Leasing commissions incurred		(0.2)	(0.1)	(0.2)	(0.1)
Tenant allowances incurred		(0.1)	—	(0.2)	—
Tenant allowance amortization		1.3	1.3	2.6	2.6
Straight-line rent amortization		(1.7)	(1.5)	(4.8)	(2.9)
AFFO(2)	[B]	$60.1	$51.3	$114.9	$106.9
Basic and Diluted FFO per stapled unit	[A]/[C] and [A]/[D]	$0.99	$0.97	$1.92	$2.02
Basic and Diluted AFFO per stapled unit	[B]/[C] and [B]/[D]	$0.96	$0.93	$1.85	$1.96
Basic weighted average number of stapled units	[C]	62.7	54.9	62.2	54.5
Diluted weighted average number of stapled units	[D]	62.8	54.9	62.2	54.5

(3)

AFFO payout ratio is calculated as monthly distributions, which exclude the special distribution, declared to unitholders divided by AFFO in a period. AFFO payout ratio may exclude revenue or expenses incurred during a period that can be a source of variance between periods. The AFFO payout ratio is a supplemental measure widely used by analysts and investors in evaluating the sustainability of the Trust’s monthly distributions to stapled unitholders. Refer to the change in the current year period to the calculation of AFFO payout ratio in footnote (2) above.

(4)

Same property NOI — cash basis refers to the NOI — cash basis (NOI excluding lease termination and close-out fees, and the non-cash impact from straight-line rent and tenant incentive amortization) for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI — cash basis excludes properties that were acquired, disposed of, classified as properties under or held for development or assets held for sale during the periods under comparison. Granite believes that same property NOI — cash basis is a useful supplementary measure in understanding period-over-period organic changes in NOI — cash basis from the same stock of properties owned.

(5)

The net leverage ratio is calculated as the net debt (carrying value of total debt less cash and cash equivalents) divided by the fair value of investment properties. The net leverage ratio is a supplemental measure used in evaluating the Trust’s degree of financial leverage, borrowing capacity and the relative strength of its balance sheet.

(6)	Overall capitalization rate is calculated as stabilized net operating income (property revenue less property expenses) divided by the fair value of the property.

(7)

Annualized revenue for each period presented is calculated as rental revenue excluding tenant recoveries, for the month of June 2021 or June 2020, as applicable, recognized in accordance with IFRS, multiplied by 12 months.

(8)

Subsequent to quarter end, the sale of Magna’s business operations in Obertshausen, Germany to Mutares SE & Co. KGaA was finalized. As a result of this change in tenant, Granite’s exposure to Magna is further reduced to 32% of Granite’s annualized revenue and 25% of Granite’s GLA.

FORWARD-LOOKING STATEMENTS

This MD&A may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “outlook”, “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that: Granite’s expectations regarding the impact of the COVID-19 pandemic and government measures to contain it, including with respect to Granite’s ability to weather the impact of COVID-19, the effectiveness of measures intended to mitigate such impact, and Granite’s ability to deliver cash flow stability and growth and create long-term value for unitholders; Granite’s ability to implement its ESG+R program and related targets and goals; the expansion and diversification of Granite’s real estate portfolio and the reduction in Granite’s exposure to Magna and the special purpose properties; the ability of Granite to accelerate growth and to grow its net asset value and FFO and AFFO per unit; the ability of Granite to find and integrate satisfactory acquisition, joint venture and development opportunities and to strategically deploy the proceeds from recently sold properties and financing initiatives; Granite’s intended use of the net proceeds of its equity and debenture offerings to fund potential acquisitions and for the other purposes described previously; the potential for expansion and rental growth at the properties in Mississauga and Ajax, Ontario and the expected enhancement to the yields of such properties from such potential expansion and rental growth; the expected construction on and development yield of the site in Houston, Texas; the expected development and construction of an e-commerce and logistics warehouse on land in Fort Worth, Texas; the expected construction of the distribution/light industrial facility on the 13-acre site in Altbach, Germany; the expected construction of a modern distribution facility on the 50.8 acre site in Murfreesboro, Tennessee; the expected development of a multi-phased business park on the 9.2 acre site in Brantford, Ontario, and the potential yield from the project; the timing of payment of associated unpaid construction costs and holdbacks; Granite’s ability to dispose of any non-core assets on satisfactory terms; Granite’s ability to meet its target occupancy goals; Granite’s ability to secure sustainability or other certifications for any of its properties; the expected impact of the refinancing of the term loans on Granite’s returns and cash flow; and the expected amount of any distributions and distribution increase, can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of Granite’s perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances. Given the impact of the COVID-19 pandemic and government measures to contain it, there is inherently more uncertainty associated with our assumptions as compared to prior periods. Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the impact of the COVID-19 pandemic and government measures to contain it, and the resulting economic downturn, on Granite’s business, operations and financial condition; the risk that the pandemic or such measures intensify; the duration of the pandemic and related impacts; the risk of changes to tax or other laws and treaties that may adversely affect Granite REIT’s mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite’s ability to expand and diversify its real estate portfolio and dispose of any non-core assets on satisfactory terms; and the risks set forth in the “Risk Factors” section in Granite’s AIF for 2020 dated March 3, 2021, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust’s Annual Report on Form 40-F for the year ended December 31, 2020 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.